The information in this Preliminary Pricing Supplement is not complete and may be changed. We may not sell these Notes until the Pricing Supplement is delivered in final form. We are not selling these Notes, nor are we soliciting offers to buy these Notes, in any State where such offer or sale is not permitted.

PRELIMINARY PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
Subject to Completion	Registration No. 333-185049
Dated March 13, 2014

Pricing Supplement dated March ●, 2014 to the
Prospectus dated August 1, 2013

Prospectus Supplement dated August 8, 2013 and Product Prospectus Supplement (Rate Linked Notes, Series A) dated August 8, 2013

The Bank of Nova Scotia

$

Floored Floating Rate Notes, Series A

Due March 28, 2024

• 100% repayment of principal at maturity, subject to the credit risk of the Bank • 10-year stated term	• Quarterly interest payments • Floating Interest Rate of the Leverage Factor times the 10-Year Constant Maturity Swap Rate (10CMS), with a floor of 2.00% per annum

The Floored Floating Rate Notes, Series A due March 28, 2024 (the “Notes”) offered hereunder are unsecured obligations of The Bank of Nova Scotia and are subject to investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any securities exchange or automated quotation system.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT, THE ACCOMPANYING PROSPECTUS, PROSPECTUS SUPPLEMENT OR PRODUCT PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE NOTES ARE NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION PURSUANT TO THE CANADA DEPOSIT INSURANCE CORPORATION ACT, THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENTAL AGENCY OF CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION.

Scotia Capital (USA) Inc., our affiliate, will purchase the Notes from us for distribution to agents or other registered broker-dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. and Barclays Capital Inc. (together, the "Underwriters") or any of their affiliates or agents may use the final pricing supplement to which this preliminary pricing supplement relates in market-making transactions in the Notes after their initial sale. Unless we, the Underwriters or one of our affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, the final pricing supplement to which this pricing supplement relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution” on page PS-32 of the accompanying product prospectus supplement.

Investment in the Notes involves certain risks.  You should refer to “Additional Risk Factors” in this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.

	Per Note	Total
Price to public[1]	Variable
Underwriting commissions[2]	1.50%
Proceeds to The Bank of Nova Scotia[3]	98.50%

The difference between the estimated value4 of your Notes and the original issue price reflects costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any, at which the Underwriters are willing to purchase the Notes. The Underwriters may, but are not obligated to, purchase any Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and the hedging transactions. The Bank or its affiliates will also realize a profit that will be based on the (i) cost of creating and maintaining the hedging transactions minus (ii) the payments received on the hedging transactions.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about March 28, 2014 against payment in immediately available funds.

Scotia Capital (USA) Inc.	Barclays Capital Inc.

[1]	The Underwriters propose to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that, such prices are not expected to be less than $985.00 or greater than $1,000.00 per $1,000.00 Principal Amount of the Notes. The Bank may decide to sell additional Notes after the date of this preliminary pricing supplement, at issue prices and with commissions and aggregate proceeds that differ from the amounts set forth above.
[2]	Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and, as part of the distribution of the Notes, will sell the Notes to Barclays Capital Inc. at a discount and underwriting commissions of up to $15.00 (1.50%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 (0.05%) per $1,000 Principal Amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.
[3]	Excludes potential profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.
[4]	The estimated value of the Notes on the Trade Date as determined by the Bank, referencing calculations provided by a third party hedge provider, is expected to be between $960.00 (96.00%) and $980.00 (98.00%) per $1,000 Principal Amount of the Notes, which is less than the Original Issue Price. See "The Bank's Estimated Value of the Notes" in this pricing supplement for additional information. The estimated value of the Notes on the date any additional Notes are priced for sale will take into account a number of variables, including prevailing market conditions and subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, the estimated value of the Notes on any subsequent trade date may be lower or higher than the estimated value of the Notes on the Trade Date, but in no case will the estimated value of the Notes be less than $960.00 (96.00%) per $1,000 Principal Amount of the Notes.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement and the product prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Issuer” or the “Bank”)
CUSIP/ISIN:	CUSIP 064159EC6 / ISIN US064159EC64
Type of Note:	Floored Floating Rate Notes, Series A
Minimum Investment:	$1,000
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Currency:	U.S. Dollars
Trade Date:	Expected to be March 25, 2014
Pricing Date:	Expected to be March 25, 2014
Original Issue Date:	Expected to be March 28, 2014 (to be determined on the Trade Date and expected to be the 3rd Business Day after the Trade Date).
Maturity Date:	March 28, 2024
Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York and Toronto.
Interest Payment Dates:

The quarterly payments made on the 28th calendar day of each March, June, September and December commencing June 28, 2014 and ending on the Maturity Date.

The quarterly interest payments will be made on each Interest Payment Date, provided that if these days are not Business Days, interest will be made on the dates determined as described below.

Interest Period:	For each Interest Payment Date, the quarterly period from, and including, the previous Interest Payment Date (or the Original Issue Date in the case of the first Interest Payment Date) to, but excluding, the applicable Interest Payment Date.
Floating Interest Rate:

The Notes will bear interest at the Floating Interest Rate subject to a Minimum Rate/Floor. For each Interest Period, the Floating Interest Rate will be a variable rate per annum equal to the product of:

Leverage Factor x (CMS Reference Index)

, subject to the Minimum Rate/Floor.

CMS Reference Index:	The 10-Year Constant Maturity Swap Rate (which we refer to as “10CMS”), expressed as a percentage and calculated as of the CMS Reference Index Determination Date for any such Interest Period.

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10CMS is, on any day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; provided that for the determination of 10CMS on any calendar day, the “CMS Reference Index Determination Date” shall be that calendar day unless that calendar day is not a U.S. Government Securities Business Day, in which case the 10CMS level shall be the 10CMS level on the immediately preceding U.S. Government Securities Business Day.

Leverage Factor:	[0.70 – 0.75], the actual Leverage Factor will be determined on the Trade Date and will be no lower than 0.70.
Minimum Rate/Floor:	2.00% per annum
CMS Reference Index Determination Date:	During the Interest Period, five (5) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of the applicable Interest Period.
U.S. Government Securities Business Day:	Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Reference Page:	Reuters page ISDAFIX1
Interest Reset Dates:	Each Interest Payment Date
Day Count Fraction:	30/360, unadjusted, following business day convention (all as more fully described below).
CMS Rate Fallback Provisions:	If 10CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 page on any day on which the level of the CMS Reference Index must be determined, such affected rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the Calculation Agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to ICE LIBOR USD with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.
Form of Notes:	Book-entry
Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank
Underwriters:	Scotia Capital (USA) Inc. and Barclays Capital Inc.
Status:	The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to

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time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime
Tax Redemption:	The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay, on the next Interest Payment Date, additional amounts with respect to the Notes. See “Tax Redemption” in this pricing supplement.
Listing:	The Notes will not be listed on any securities exchange or quotation system
Use of Proceeds:	General corporate purposes
Clearance and Settlement:	Depository Trust Company
Terms Incorporated:	All of the terms appearing under the caption “General Terms of the Notes” beginning on page PS-10 in the accompanying product prospectus supplement, as modified by this pricing supplement

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated August 1, 2013,  as supplemented by the prospectus supplement dated August 8, 2013 and the product prospectus supplement (Rate Linked Notes, Series A) dated August 8, 2013, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes may vary from the terms described in the accompanying product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated August 1, 2013:

http://www.sec.gov/Archives/edgar/data/9631/000089109213006699/e54840_424b3.htm

Prospectus Supplement dated August 8, 2013:

http://www.sec.gov/Archives/edgar/data/9631/000089109213006938/e54968_424b3.htm

Product Prospectus Supplement (Rate Linked Notes, Series A), dated August 8, 2013

http://www.sec.gov/Archives/edgar/data/9631/000089109213006942/e54970_424b5.htm

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The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product prospectus supplement) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product prospectus supplement if you so request by calling 1-416-866-3672.

PAYMENT AT MATURITY

We will pay you the Principal Amount of your Notes on the Maturity Date, plus the final interest payment.

In the event that the stated Maturity Date is not a Business Day, then relevant repayment of principal will be made on the next Business Day, regardless of whether such Business Day falls in the month following that in which the stated Maturity Date would otherwise have fallen (“following business day convention”).

Interest

The Notes are Floored Floating Rate Notes. The Floating Interest Rate will apply quarterly and will equal a variable rate per annum equal to the product of the Leverage Factor times 10CMS, subject to a Minimum Rate/Floor of 2.00% per annum.

We describe payments as being based on a “day count fraction” of “30/360, unadjusted, following business day convention.”

This means that the number of days in the Interest Period will be based on a 360-day year of twelve 30-day months (“30/360”) and if a scheduled Interest Payment Date is not a Business Day, the interest will be paid on the first following day that is a Business Day with the full force and effect as if made on such scheduled Interest Payment Date, and no interest on such postponed payment will accrue during the period from and after the scheduled Interest Payment Date (“unadjusted”).

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine (i) your Principal Amount and (ii) any accrued but unpaid interest payable based upon the then-applicable interest rate calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of the Debt Securities We May Offer — Events of Default” beginning on page 21 of the accompanying prospectus.

TAX REDEMPTION

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•	as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in
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such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or

•	on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the Principal Amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product prospectus supplement.

The Amount of Each Interest Payment on an Interest Payment Date is Variable and may be as low as 2.00% Per Annum.

You will receive interest on the applicable Interest Payment Date based on a rate per annum equal to the Leverage Factor multiplied by the floating rate of the 10CMS, subject to the Minimum Rate/Floor. While the interest rate applicable to each Interest Payment Date will fluctuate because it is based on the floating rate of the 10CMS, the interest rate for any Interest Payment Date will not be less than the Minimum Rate/Floor.

The Historical Performance Of 10CMS Is Not An Indication Of Its Future Performance.

The historical performance of 10CMS should not be taken as an indication of its future performance during the term of the Notes. Changes in the level of 10CMS will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. Furthermore, the historical performance of the CMS Reference Index does not reflect the return the Notes would have had because they do not take into account the Leverage Factor, the Minimum Rate/Floor or the Payment at Maturity.

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The Price You Paid for the Notes May be Higher than the Prices Paid by Other Investors

The Bank of Nova Scotia proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices or otherwise. Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee based account or another type of account and other market factors.

Recent Regulatory Attention To The ISDAfix Process

It has been reported that certain U.S. and U.K. regulators are reviewing the process by which ISDAfix has been set. Any changes or reforms affecting the determination or supervision of ISDAfix in light of this regulatory attention may result in a sudden or prolonged increase or decrease in reported ISDAfix, which could have an adverse impact on the trading market for ISDAfix-benchmarked securities such as your Notes, the value of your Notes and any payments on your Notes.

10CMS as of any CMS Reference Index Determination Date may be less than 10CMS as of any Other Day during the Term of the Notes.

Because 10CMS for any relevant Interest Period will be determined solely as of five U.S. Government Securities Business Days prior to the previous Interest Reset Date, 10CMS will not be considered on any other dates during the term of the Notes. Therefore, even if 10CMS as of any day that is not the CMS Reference Index Determination Date for the applicable Interest Period is higher or lower, as applicable, than 10CMS as of such CMS Reference Index Determination Date, the amount of interest on the corresponding Interest Payment Date will not take into account that higher or lower level.

If The 10CMS Changes, The Value Of The Notes May Not Change In The Same Manner.

Your Notes may trade quite differently from the 10CMS. Changes in the 10CMS may not result in a comparable change in the value of your Notes.

Repayment of Principal Only at Maturity

The Notes offer repayment of principal only if you hold your Notes until the Maturity Date.

Because The Notes Accrue Interest At a Floating Rate, You May Receive A Lesser Amount Of Interest In The Future.

The interest payable on the Notes during each quarterly Interest Period will accrue at a per annum rate equal to the Floating Interest Rate, as determined on the CMS Reference Index Determination Date, subject to the Minimum Rate/Floor. The CMS Reference Index may vary from time to time and there will be significant risks not associated with a conventional fixed−rate debt security. These risks include fluctuation of the 10CMS and the possibility that, in the future, the interest rate on the Notes will decrease for any Interest Period. We have no control over a number of factors that may affect the 10CMS, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

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Your Yield may be lower than the Yield on Other Debt Securities of Comparable Maturity.

The yield that you will receive on your Notes may be less than the return you could earn on other investments. If there is a decline in the CMS Reference Index over the term of your Notes, the effective yield on your Notes for such Interest Period may be less than that which would be payable on a conventional fixed-rate debt security with the same Stated Maturity Date, including those of the Issuer. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.

The Notes are senior unsecured debt obligations of The Bank of Nova Scotia and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law.  Any payment to be made on the Notes, including the return of the Principal Amount at maturity depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the Notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Underwriters or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by the Underwriters as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange or automated quotation system.  Therefore, there may be little or no secondary market for the Notes.  The Underwriters or any other dealer may, but is not obligated to, make a market in the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which the Underwriters or any other dealer is willing to purchase the Notes from you.  If at any time the Underwriters or any other dealer were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.

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We, our Subsidiaries, or Affiliates may Publish Research that Could Affect the Market Value of the Notes. We also expect to Hedge Our Obligations under the Notes.

We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes. In addition, our subsidiaries expect to hedge our obligations under the Notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction.

The Bank’s Estimated Value of the Notes Will be Lower than the Original Issue Price (Price to Public) of the Notes

The Bank’s estimated value is only an estimate using several factors. The original issue price of the Notes will exceed the Bank’s estimated value because costs associated with selling and structuring the Notes, as well as hedging the Notes through a third party hedge provider, are included in the original issue price of the Notes. These costs include the selling commissions and the estimated cost of using a third party hedge provider to hedge our obligations under the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Estimated Value Does Not Represent Future Values of the Notes and may Differ from Others’ Estimates

The Bank’s estimated value of the Notes is determined by reference to the Bank’s and third party hedge provider’s internal pricing models when the terms of the Notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and the Bank’s and third party hedge providers’ assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than the Bank’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which the Bank would be willing to buy Notes from you in secondary market transactions. Moreover, at the Bank's sole option, it may decide to sell additional Notes after the Trade Date. The Bank's estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this preliminary pricing supplement and will take into account a number of variables, including prevailing market conditions and the Bank's subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, the Bank's estimated value of the Notes on any subsequent trade may differ significantly from its estimated value of the Notes on the Trade Date. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Estimated Value is not Determined by Reference to Credit Spreads for our Conventional Fixed-Rate Debt

The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

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HISTORICAL PERFORMANCE OF 10CMS

The following graph sets forth the historical performance of the 10-Year Constant Maturity Swap Rate from January 1, 2004 to March 12, 2014. Past performance of the 10-Year Constant Maturity Swap Rate is not indicative of future performance of the 10-Year Constant Maturity Swap Rate. The graph below does not reflect the return the Notes would have had during the periods presented because it does not take into account the Leverage Factor. We cannot give you any assurance that the level of the CMS Reference Index will be positive on any day on which the CMS Reference Index needs to be determined. We obtained the information in the graph below, without independent verification, from Bloomberg Financial Markets (“USSW10”), which closely parallels but is not necessarily exactly the same as the Reuters page price sources used to determine the level of the CMS Reference Index.

We have not undertaken an independent review or due diligence of the information obtained from Bloomberg Financial Markets. The historical performance of the CMS Reference Index should not be taken as an indication of its future performance. We cannot give you assurance that the performance of the CMS Reference Rate will result in any positive return on your initial investment.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and, as part of the distribution of the Notes, will sell the Notes to Barclays Capital Inc. at a discount and underwriting commissions of up to $15.00 (1.50%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. In accordance with the terms of a distributor accession letter, Barclays Capital Inc. has been appointed as a distribution agent under the distribution agreement and may purchase Notes from The Bank of Nova Scotia or its affiliates. Scotia Capital (USA) Inc. will also receive a structuring and development fee of up to $0.50 per $1,000 Principal Amount of Notes.

In addition, the Underwriters or another of their affiliates or agents may use the product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While the Underwriters may make markets in the Notes, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying prospectus supplement and product prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

Conflicts of Interest

Each of Scotia Capital (USA) Inc., and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc., Barclays Capital Inc., and their respective affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Scotia Capital (USA) Inc., Barclays Capital Inc., and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc., Barclays Capital Inc., and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank.  Scotia Capital (USA) Inc., Barclays Capital Inc., and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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The Bank’s Estimated Value of the Notes

The Bank’s estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The Bank’s estimated value does not represent a minimum price at which the Bank would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the Notes is derived from the Bank’s or a third party hedge provider's internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s Estimated Value Does Not Represent Future Values of the Notes and may Differ from Others’ Estimates.”

The Bank’s estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Additional Risk Factors—The Bank’s Estimated Value of the Notes Will be Lower than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

The Underwriters, one of their affiliates, or a third party distributor may purchase and hold some of the Notes for subsequent resale at variable prices after the Original Issue Date. There may be circumstances where investors may be offered to purchase those Notes from one distributor at a more favorable price than from other distributors. From time-to-time, the Underwriters, or one of their affiliates, may offer and sell the Notes to purchasers of a large number of the Notes at a more favorable price than a purchaser acquiring a lesser number of the Notes.

At the Bank's sole option, it may decide to sell additional Notes after the Trade Date. The Bank's estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this preliminary pricing supplement and will take into account a number of variables, including prevailing market conditions and the Bank's subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, the Bank's estimated value of the Notes on any subsequent trade may differ significantly from its estimated value of the Notes on the Trade Date, but in no case will the estimated value of the Notes be less than $960.00 (96.00%) per $1,000 Principal Amount of the Notes.

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CERTAIN CANADIAN INCOME TAX CONSEQUENCES

See “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” at page S-24 of the Prospectus Supplement dated August 8, 2013.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

We intend to treat all of the stated interest on the Notes as qualified stated interest for purposes of applying the original issue discount rules.

You should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement. In particular, U.S. holders should review the discussion under “—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes” and “—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments” under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders—Where the term of your notes exceeds one year” in the product prospectus supplement and “—Variable Rate Debt Securities” in the prospectus, and non-U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product prospectus supplement. U.S. holders should also review the discussion under “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “Backup Withholding and Information Reporting” under “United States Taxation” in the prospectus.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Internal Revenue Code (which are commonly referred to as “FATCA”) generally impose a 30% withholding tax on certain payments, including “pass-thru” payments to certain persons if the payments are attributable to assets that give rise to U.S.-source income or gain. Pursuant to recently issued final Treasury regulations and administrative guidance, this withholding tax would not be imposed on payments pursuant to obligations that are outstanding on July 1, 2014 (and are not materially modified after June 30, 2014). Accordingly, FATCA withholding generally is not expected to be required on the Notes. If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF THE NOTES AND RECEIVING PAYMENTS UNDER THE NOTES.

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